

April 8, 2010

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

      Re: Denbury Resources Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 1, 2010
             File No. 001-12935

Dear Mr. Allen:

Please provide a written response to the following additional comment when you respond to our initial comment letter dated March 31, 2010. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibit 99

Appraisal Report as of December 31, 2009

Summary and Conclusions, page 16

1.   We note the statement on page 17 that the appraisal "report has been prepared at the request of Denbury and should not be used for purposes other than those for which it is intended." Please explain to us in greater detail the purposes for which this report is intended and whether this statement is meant to qualify the use of this report or limit potential investor reliance. Similar concerns exist concerning the statement on page 15 regarding the 'scope' of the report.

Closing Comments

You may contact Jennifer O'Brien at (202) 551-3721, John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director